June 24, 2019

David Jemmett
Chief Executive Officer
CERBERUS CYBER SENTINEL CORP
7333 E. Doubletree
Suite D270
Scottsdale, AZ 85258

       Re: CERBERUS CYBER SENTINEL CORP
           Form 10-12G
           Filed May 28, 2019
           File No. 000-56059

Dear Mr. Jemmett:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, which is July 27,
      2019. At that time, you will be subject to the reporting requirements under Section 13(a)
      of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and refiling it at such time as you are able to respond to any remaining issues or comments.
 David Jemmett
FirstName LastNameDavid Jemmett
CERBERUS CYBER SENTINEL CORP
Comapany NameCERBERUS CYBER SENTINEL CORP
June 24, 2019
June 24, 2019 Page 2
Page 2
FirstName LastName
Forward Looking Statements, page 1

2. Please revise the last sentence of this paragraph to clarify that your disclosure will be updated to the extent required by law.
Cybersecurity Consulting, page 2

3. We note your disclosure in the second sentence of the first paragraph regarding incentives to sell security products. Please explain what you mean by this statement and describe any incentives you may offer that are material to your business plan
Item 1. Business, page 2

4. We note your disclosure that you intend to acquire other businesses in order to provide your intended services. Please clarify if you are currently able to provide all of the services discussed in this section. If not, please clarify the services that you are currently providing and are able to provide and the services that you hope to be able to provide in the future.
5. Throughout your document you utilize industry jargon. For example only, please provide a better explanation for "CISO as a service." If you must include technical terms in the body of your prospectus that are understood only by industry experts, you must make every effort to concisely explain these terms where you first use them. In addition, please do not use technical terms or industry jargon in your explanations. Further, we note your use of acronyms through your document. Please ensure that you define acronyms where you first use them. For example only, please define "SOC2, PCI DSS, HIPPA, HITRUST, and NIST."
Employees, page 7

6. We note your disclosure that most of your employees are independent contractors. Please explain your arrangements with these individuals and add risk factor disclosure, as appropriate, regarding the risks of relying upon independent contractors to perform services for your clients.
Item 5. Directors and Executive Officers, page 26

7. Please provide all of the disclosure required by Item 401 of Regulation S-K. For example, please disclose each of the entities Mr. Jemmet has been associated with in at least the past five years, his position at the entity and disclose when he began working at each entity and when he ceased working at each entity. Further, for each of your directors, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the individual should serve as your director in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.
 David Jemmett
CERBERUS CYBER SENTINEL CORP
June 24, 2019
Page 3
Item 6. Executive Compensation, page 28

8. We note your disclosure that you and your subsidiary did not pay any compensation in
      2018 or other prior periods. Please clarify whether, at this point, you intend to pay compensation in 2019, and, if so, any known terms related to such compensation arrangements.
Exclusive Forum, page 33

9. We note your disclosure on page 33 that the United States District Court for the District of
      Arizona sitting in Phoenix, Arizona shall be the sole and exclusive forum for certain actions, claims and proceedings. However, your Bylaws included as an exhibit to the
      Form 10 do not refer to the same, and your Certificate of Incorporation contains an exclusive forum provision for the Court of Chancery of the State of Delaware that is different from the provision disclosed on page 33. Please revise your exhibits and Form
      10 to be consistent. We may have further comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Demarest at 202-551-3432 or Daniel Gordon, Senior Assistant
Chief Accountant, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Sonia Barros,
Assistant Director, at 202-551-3655 with any other questions.



                                                            Sincerely,

FirstName LastNameDavid Jemmett           Division of Corporation Finance
                                          Office of Real Estate and
Comapany NameCERBERUS CYBER SENTINEL CORP
                                          Commodities
June 24, 2019 Page 3
cc:       David R. Earhart, Esq.
FirstName LastName